Mail Stop 4561
Via Fax (34) 917-147-001

September 24, 2009

Bárbara Zubiría
Chief Accounting and Reporting Officer
Telvent GIT, S.A.
Valgrande, 6, 28108
Alcobendas, Madrid, Spain

> **Re:** **Telvent GIT, S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed on March 18, 2009**
> **Form 6-Ks Filed on February 26, 2009 and May 21, 2009**
> **File No. 000-50991**

Dear Ms. Zubiría:

We have reviewed your response letter dated September 3, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 10, 2009.

Form 20-F for the Fiscal Year Ended December 31, 2008

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 90

1.   Supplementally advise us, with a view to disclosure, whether Abengoa has established stock compensation plans for key employees of its other subsidiaries that are similar to the Telvent Formula-Based Stock Compensation Plan pursuant to which those employees are able to purchase their respective subsidiary shares from loans arranged by Abengoa. Identify those Abengoa affiliate plans and explain how they are similar to the Telvent Formula-Based Stock Compensation Plan. Furthermore, please clarify the source of the Telvent shares issued to

certain of Telvent's employees under the Formula-Based Stock Compensation Plan (i.e. have those shares been previously owned by Abengoa, purchased by Abengoa on the open market, or obtained by Abengoa via an arrangement with Telvent?).

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief